SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2008
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☑          Form 40 F   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐          No   ☑

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 6, 2008	EKSPORTFINANS ASA
	By:	/s/GISELE MARCHAND
	Name:	Gisele Marchand
	Title:	President and Chief Executive Officer

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EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated May 6, 2008.	4
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095, Registration Statement No. 333-137771, and Registration Statement No.333-140456.

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PRESS RELEASE
May 6, 2008
Eksportfinans first quarter 2008:
Continued strong disbursement of export lending, results influenced by the situation in the international credit markets
New disbursements of export related lending was NOK 3.1 billion in the first quarter of 2008, compared to NOK 2.3 billion in the same period in 2007. The Norwegian maritime industry and the oil and gas sector were still experiencing high levels of activity throughout the first quarter 2008, and new disbursements of export related financing from Eksportfinans thus increased by 32.4 percent in comparison to the equivalent period in 2007. Lending from Eksportfinans’ subsidiary Kommunekreditt Norge AS remained stable, and total outstanding loans increased by 2 percent since year-end 2007.
Export Lending
The total volume of export related lending was NOK 56.6 billion at March 31, 2008, compared to NOK 42.4 billion at March 31, 2007.
Local Government Lending
Total outstanding loans from Eksportfinans’ subsidiary Kommunekreditt Norge AS at March 31, 2008 amounted to NOK 69.7 billion, which was an increase of 16 percent compared to March 31, 2007.
Funding
New funding in the first quarter of 2008 amounted to NOK 15.1 billion through 215 individual trades compared with NOK 21.8 billion and 197 trades for the same period in 2007.
Eksportfinans issued a benchmark funding transaction in the first quarter 2008 of CHF 150 million with an eight year maturity. The transaction was targeted at Swiss investors. In addition, in early April 2008 Eksportfinans issued another successful benchmark funding transaction of EUR 1.25 billion with a three year maturity.
Results
The international capital markets have been volatile since late summer 2007, and credit spreads continued to increase in the first quarter of 2008. This has affected Eksportfinans through unrealized losses in the company’s liquidity portfolio, which occurred despite the historically limited risk of defaults in the kind of securities in which Eksportfinans invests.
Due to the unrealized losses in the liquidity portfolio, the Group experienced a loss of NOK 192 million in the first three months of 2008, compared to a profit of NOK 67 million in the corresponding period in 2007. Group net profit without unrealized gains and losses was NOK 42 million in the first quarter of 2008, compared to NOK 61 million in the equivalent period in 2007. The NOK 42 million in the first quarter of 2008 included pre-tax cost related to the Portfolio Hedge Agreement of NOK 47 million (see below for further details on the agreement).
As announced in previous press release dated February 15, 2008 the Board of Directors has initiated different processes to ensure a sound capital base and limit future unrealized losses in securities acquired for liquidity purposes. The initiatives which have since been implemented have been based on the aim to maintain high credit ratings and a core capital adequacy ratio of around 8 percent. The main efforts are presented below.
Increase of capital
In a General Meeting on March 13, 2008, a capital increase of NOK 1.2 billion was unanimously passed by Eksportfinans’ owners. The additional capital was paid in in March, 2008. This capital increase was announced to the market on January 18, 2008.
Portfolio Hedge Agreement
On March 13, 2008 Eksportfinans’ major private shareholders DnB Nor Bank ASA, Nordea Bank AB and Danske Bank A/S signed an agreement with Eksportfinans whereby the banks undertook to hedge against further market value decline after February 29, 2008 in Eksportfinans’ securities’ portfolio. The agreement ensures that further decreases in the value of the portfolio up to NOK 5 billion will be mitigated by an increase

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in the value of the agreement. All of Eksportfinans’ owners have been invited to join the agreement, and 84.95 percent have accepted. The Norwegian Government which holds a 15 percent ownership will make a decision regarding their participation within June 30, 2008.
Committed Credit Line Facility
Eksportfinans’ major owner banks DnB NOR Bank ASA, Nordea Bank AB and Danske Bank A/S have extended a committed credit line of USD 4 billion for committed repo facilities to Eksportfinans to ensure sufficient liquidity buffers for the Group.
Key Figures:

	First three months	First three months
	2008	2007
New export lending	NOK 3.1 billion	NOK 2.3 billion
New loans to Norwegian public sector	NOK 2.9 billion	NOK 4.4 billion
New funding	NOK 15.1 billion	NOK 21.8 billion
Total assets	NOK 218.9 billion	NOK 178.0 billion
Capital adequacy	10.9%	12.6%
Profit/(loss) for the period	(NOK 192 million )	NOK 67 million
Loan losses	0	0
The complete first quarter report is available at www. eksportfinans.no
For further information, please contact:
CEO and President Gisele Marchand, tel: +47 41 51 74 89, e-mail: gma@eksportfinans.no
Head of Communications Elise Lindbæk, tel: + 47 22 01 22 64,
mobile: +47 90 51 82 50, e-mail: el@eksportfinans.no.

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